

August 3, 2015

Via E-mail
Tony Guglielmin
Vice President and Chief Financial Officer
Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, British Columbia V5J 5J8
Canada

> **Re:** **Ballard Power Systems Inc.**
> **Registration Statement on Form F-4**
> **Filed July 8, 2014**
> **File No. 333-205541**

Dear Mr. Guglielmin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Information, page 71

Overview, page 71

1. We see that the financial statements of Protonex are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) while the financial statements of Ballard Power are prepared in accordance with International Financial Reporting Standards (IFRS). Please tell us why there are no adjustments to convert the financial statements of Protonex to be consistent with the presentation of Ballard Power under IFRS. Under the guidance of Article 11 of Regulation S-X, amounts from the acquiree's historical financial statements presented in accordance with U.S. GAAP will need to be converted to the issuer's basis of accounting (IFRS).

Unaudited Pro Forma Condensed Combined Statement of Income (Loss) and Other
Comprehensive Income (Loss) For the three months ended March 31, 2015, page 75

2.   The footnotes (c) (d) and (e) do not appear to correlate to the descriptions in Note 5 on
        page 82 of the pro forma financial information. Please revise as necessary.

Note 3. Estimate of Assets to be Acquired and Liabilities to be Assumed, page 80

3.   We see that you allocated $5 million of the preliminary purchase price to intangible
        assets which primarily represent patents and patent applications and $10 million to
        goodwill. Please tell us how you determined that there were no technology-based or
        customer-based intangible assets that should be recognized in applying the acquisition
        method. Please reference IFRS 3 and IAS 38.

Protonex Technology Corporation Consolidated Financial Statements as of September 30, 2014
and 2013

Note 2. Revenue Recognition and Deferred Revenues, page F-13

4.   Regarding revenues from cost-sharing, cost-reimbursement, fixed price and cost plus
        contracts, please disclose how you recognize revenue under FASB ASC 605-35. Please
        clarify if you use the percentage of completion or completed contract method of revenue
        recognition. If you use the percentage of completion method, please revise to disclose
        the method or methods (for example, cost to cost, labor hours) of measuring progress
        toward completion.

Exhibits 8.1 and 8.2

5.   Please file the tax opinions in a pre-effective amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement, please provide a written statement from the company
acknowledging that:

 • should the Commission or the staff, acting pursuant to delegated authority, declare the
   filing effective, it does not foreclose the Commission from taking any action with respect
   to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Randal R. Jones
Dorsey & Whitney LLP